SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2004

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 322-3535
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Companhia Paranaense de Energia - COPEL

CNPJ/MF 76.483.817/0001-20
Publicly Listed Company - CVM 1431-1
www.copel.com     copel@copel.com

Quarterly information - ITR

Register of the file sent to CVM: 0011186 5/15/2004 00:05:11

March - 2004

Balance Sheet 4

Statement of Operations 6

Notes to the Financial Statements 7

1. Operations 7

2. Presentation of the Quarterly Information 8

3. Cash and Cash Equivalents 9

4. Consumers and Resellers 10

5. Allowance for Doubtful Accounts 11

6. Services Provided to Third Parties,Net 11

7. Dividends Receivable 11

8. CRC Passed on to Paraná State Government 12

9. Taxes and Social Contributions 13

10. Portion A Offsetting Account 15

11. Other Receivables, Net 16

12. Other Receivables – Long-term 17

13. Related Companies 18

14. Investments 19

15. Property, Plant and Equipment 21

16. Loans and Financing 23

17. Debentures 28

18. Suppliers 29

19. Payroll and Labor Provisions 33

20. Post-Employment Benefits 33

21. Regulatory Charges 34

22. Consumers and Other Payables 35

23. Provsiions for Contingencies 36

24. Capital 37

25. Operating Revenue 38

26. Deductions from Operating Revenue 39

27. Personnel Expenses 39

28. Penison and Health Care Plans 39

29. Material and Inputs Used in Energy Generation 40

30. Electric Energy Purchased for Resale 40

31. Regulatory Charges 40

32. Other Operating Expenses 41

33. Equity in Results of Investees 42

34. Financial Income (Expenses) 43

35. Tariff Adjustments 43

36. Wholesale Energy Market (MAE) 45

37. Financial Instruments 46

38. Related-Party Transactions 47

39. Wholly-Owned Subsidiaries 48

Comments on Quarterly Performance 51

Statement of Cash Flows 56

Report of Independent Accountants 58

Balance Sheet

Assets

Code	Description	Company		Consolidated
		3/31/2004	12/31/2003	3/31/2004	12/31/2003
1	Total assets	6,509,975	6,538,659	9,221,326	9,185,342
1.01	Current assets	197,612	197,180	1,423,273	1,391,141
1.01.01	Cash and cash equivalents	284	2,530	345,337	348,881
1.01.02	Receivables	197,328	194,650	1,054,069	1,015,071
1.01.02.01	Consumers and resellers	-	-	737,474	698,282
1.01.02.02	Allowance for doubtful accounts	-	-	(51,522)	(51,570)
1.01.02.03	Outsourced services, net	-	-	2,047	878
1.01.02.04	Dividends receivable	189,844	189,844	9,440	9,950
1.01.02.05	Services in progress	1,250	1,250	4,467	4,238
1.01.02.06	CRC passed on to Paraná State Government	-	-	112,353	123,885
1.01.02.07	Taxes and social contributions recoverable	-	-	82,415	76,891
1.01.02.08	Portion A offseting account	-	-	1 09,408	59,463
1.01.02.09	Other receivables, net	6,234	3,556	47,987	93,054
1.01.03	Inventories	-	-	23,867	27,189
1.02	Long-term receivables	1,444,257	1,569,710	2,095,163	2,062,621
1.02.01	Sundry	240,150	230,936	2,015,627	2,001,358
1.02.01.01	Consumers and resellers	-	-	70,765	72,274
1.02.01.02	CRC passed on to Paraná State Government	-	-	932,700	912,441
1.02.01.03	Taxes and social contributions	159,022	155,270	635,561	653,256
1.02.01.04	Judicial deposits	80,354	74,451	121,809	112,385
1.02.01.05	Portion A offsetting account	-	-	182,347	178,390
1.02.01.06	Other receivables	774	1,215	72,445	72,612
1.02.02	Related companies	1,204,107	1,338,774	79,536	61,263
1.02.02.01	Associated companies	31,712	31,054	73,854	55,054
1.02.02.02	Subsidiary companies	1,172,395	1,307,720	5,682	6,209
1.03	Permanent assets	4,868,106	4,771,769	5,702,890	5,731,580
1.03.01	Investments	4,868,106	4,771,769	455,383	455,702
1.03.01.01	In associated companies	-	-	405,858	410,914
1.03.01.02	In subsidiary companies	4,863,768	4,767,431	34,890	30,155
1.03.01.03	Other investments	4,338	4,338	14,635	14,633
1.03.02	Permanent assets	-	-	5,247,507	5,275,878
1.03.02.01	Property, plant and equipment in use	-	-	5,464,844	5,490,029
1.03.02.03	Construction in progress	-	-	466,111	463,372
1.03.02.04	Special liabilities	-	-	(683,448)	(677,523)

Liabilities and Shareholders' Equity

Code	Description	Company		Consolidated
		3/31/2004	12/31/2003	3/31/2004	12/31/2003
2	Total liabilities	6,509,975	6,538,659	9,221,326	9,185,342
2.01	Current liabilities	313,871	347,456	1,302,653	1,269,143
2.01.01	Loans and financing	35,342	22,515	117,214	108,499
2.01.02	Debentures	106,242	157,859	106,242	157,859
2.01.03	Suppliers	348	485	523,321	400,984
2.01.04	Taxes and social contributions	133,055	123,103	252,282	320,037
2.01.05	Dividends payable	38,725	43,219	38,725	43,219
2.01.06	Payroll and labor provisions	51	151	73,639	71,757
2.01.08	Other	108	124	191,230	166,788
2.01.08.01	Post-employment benefits	-	-	90,037	92,173
2.01.08.02	Regulatory charges	-	-	71,101	50,106
2.01.08.03	Consumers and other pyables	108	124	30,092	24,509
2.02	Long-term liabilities	1,248,163	1,332,973	2,970,732	3,057,969
2.02.01	Loans and financing	598,947	594,952	1 ,165,382	1 ,186,492
2.02.02	Debentures	417,956	506,761	417,956	506,761
2.02.03	Provisions for contingencies	231,260	231,260	408,304	408,304
2.02.05	Other	-	-	979,090	956,412
2.02.05.01	Suppliers	-	-	264,663	272,889
2.02.05.02	Post-employment benefits	-	-	570,191	565,895
2.02.05.03	Taxes and social contributions	-	-	100,643	82,316
2.02.05.04	Regulatory charges	-	-	1,588	1,588
2.02.05.05	Derivative transactions	-	-	42,005	33,724
2.05	Shareholders' equity	4,947,941	4,858,230	4,947,941	4,858,230
2.05.01	Capital	2,900,000	2,900,000	2,900,000	2,900,000
2.05.02	Capital reserves	817,293	817,293	817,293	817,293
2.05.04	Revenue reserves	1,140,937	1,140,937	1,140,937	1,140,937
2.05.04.01	Legal	165,994	165,994	165,994	165,994
2.05.04.05	Retained profits	974,943	974,943	974,943	974,943
2.05.05	Retained earnings	89,711	-	89,711	-

Statement of Operations

Code	Description	Company		Consolidated
		3/31/2004	12/31/2003	3/31/2004	12/31/2003
3.01	Gross sales and/or services	-	-	1,274,970	1,011,449
3.01.01	Electricity supply	-	-	1,102,278	911,534
3.01.02	Electricity sales to distributors	-	-	104,426	43,860
3.01.03	Use of transmission grid	-	-	43,560	26,425
3.01.04	Revenue from telecommunications	-	-	9,500	7,840
3.01.05	Other operating revenue	-	-	15,206	21,790
3.02	Deductions from operating revenue	-	-	(395,394)	(297,693)
3.03	Net sales and/or services	-	-	879,576	713,756
3.04	Cost of sales and/or services	2,217	925	718,094	790,338
3.04.01	Personnel	902	650	96,349	84,363
3.04.02	Pension and health care plans	17	-	34,132	25,913
3.04.03	Material and Inputs used in energy generation	25	1	89,578	127,487
3.04.04	Outsourced services	864	37	44,534	38,277
3.04.05	Electric Energy purchased for resale	-	-	231,267	309,771
3.04.06	Transportation of electricity	-	-	4,165	4,132
3.04.07	Charges on use of transmission system	-	-	51,937	51,696
3.04.08	Depreciation and amortization	-	-	75,606	72,734
3.04.09	Regulatory charges	-	-	80,789	57,236
3.04.10	Other operating expenses	409	237	9,737	18,729
3.05	Gross profit (loss)	(2,217)	(925)	161,482	(76,582)
3.06	Operating income/expenses	88,203	(15,741)	_19,451)	56,590
3.06.03	Financial income (expenses)	(8,175)	(2,458)	(26,469)	46,490
3.06.03.01	Financial income	1,207	5,184	76,992	93,571
3.06.03.02	Financial expenses	(9,382)	(7,642)	(103,461)	(47,081)
3.06.06	Equity in results of investees	96,378	(13,283)	7,018	10,100
3.06.06.01	Equity in results	96,337	(13,285)	8,179	11,300
3.06.06.02	Investments in other companies	41	2	(1,161)	(1,200)
3.07	Operating profit (loss)	85,986	(16,666)	142,031	(19,992)
3.08	Non-operating results	(26)	(14)	(880)	(1,500)
3.08.01	Income	-	-	976	1,299
3.08.02	Expenses	(26)	(14)	(1,856)	(2,799)
3.09	Profit (loss) before taxation/profit sharing	85,960	(16,680)	141,151	(21,492)
3.10	Provision for income tax and social contribution	-	-	(46,867)	(15,196)
3.10.01	Income tax	-	-	(34,428)	(11,165)
3.10.02	Social contribution	-	-	(12,439)	(4,031)
3.11	Deferred income tax	3,751	1,155	(4,573)	21,163
3.11.01	Income tax	2,758	849	(3,362)	15,561
3.11.02	Social contribution	993	306	(1,211)	5,602
3.15	Net income (loss) for the period	89,711	(15,525)	89,711	(15,525)

Notes to the Financial Statements

At March 31, 2004 and 2003
(All amounts in thousands of reais unless otherwise indicated)

1. Operations

Companhia Paranaense de Energia - COPEL (COPEL, Company or Parent Company) is a publicly-held, mixed-capital corporation, controlled by the State Government of Paraná, and is engaged, through its subsidiaries, in the research, study, planning, building, and exploitation of the production, transformation, transportation, distribution, and sale of energy, in any of its forms, in particular electricity. These activities are regulated by the National Agency of Electric Energy (ANEEL), which reports to the Ministry of Mines and Energy. Additionally, COPEL is authorized to participate, together with private companies, in consortiums or companies with the objective of developing activities in the energy and telecommunications areas, in conformity with applicable legislation.

The wholly owned, privately held, subsidiaries of COPEL are:

COPEL Geração S.A. – intended to exploit the energy generation service; it has 18 power plants in operation, 17 hydroelectric and one thermoelectric power, with a combined installed capacity of 4,549.6 MW.

COPEL Transmissão S.A. – mainly engaged in the exploitation of electric energy transportation and transformation services, in addition to operating part of the national interconnected power system, located in the Southern Region of the country, for the National Electric System Operator (NOS). It has 124 substations, with voltages equal to or higher than 69 kV, and 6,977 km of transmission lines;

COPEL Distribuição S.A. – engaged in the exploitation of the distribution and sale of electric energy, fuel and energetic raw materials. It distributes electric energy in 392 of the 399 municipalities of the State of Paraná, serving 98 percent of the State consumers, as well as the municipality of Porto União, in the State of Santa Catarina. Additionally, it serves independent consumers in the State of São Paulo;

COPEL Telecomunicações S.A. – engaged in exploiting and providing telecommunications services and communications services in general;

COPEL Participações S.A. – its objectives is to participate as a shareholder in other companies or consortiums.

2. Presentation of the Quarterly Information

The financial statements have been prepared and are presented in conformity with accounting practices adopted in Brazil, together with specific legislation established by ANEEL, and the regulamentations of the Brazilian Securities Commission (CVM).

The Company reclassified in the December 31, 2003 consolidated financial statements to the account “Services Provided to Third Parties, Net” to the account “Consumers and Resellers”, the amount of R$ 27,994, for better information comparison purposes.

As supplemental information we present the Statement of Cash Flows on pages 56 and 57.

The notes to the financial statements at December 31, 2003, published in the Official Press on April 23, 2004, complement the notes to the quarterly information, published in summary form.

a) Consolidated Quarterly Information

The consolidated quarterly information is being presented in conformity with CVM Instruction 247/1996 and comprise the wholly-owned subsidiaries COPEL Geração, COPEL Transmissão, COPEL Distribuição, COPEL Telecomunicações, and COPEL Participações. The balance sheet and statement of operations of each subsidiary are summarized in Note 39.

In the consolidation, the Company’s investments in the net equities of subsidiaries, as well as the intercompany assets, liabilities, revenues and expenses arising from operations have been eliminated so that the consolidated quarterly information effectively represent balances and operations with third parties.

The subsidiary Companhia Paranaense de Gás – Compagas was not included in the consolidated quarterly information because it does not represent any relevant alteration in the consolidated economic unit.

b) Accounting Practices

The accounting practices adopted for the preparation of this quarterly information are consistent with those adopted in the financial statements at December 31, 2003.

c) Currency Hedge Transactions

Unrealized net gains and losses related to currency hedge transactions, calculated based on contractual rates, are recognized on the accrual basis, and are recorded in long-term liabilities, under Derivatives transactions, with a contra entry to Financial expenses.

3. Cash and Cash Equivalents

Financial institution		Company		Consolidated

	3.31.2004	12.31.2003	3.31.2004	12.31.2003
Cash and banks	52	154	112.912	50.009
Financial investments
Federal banks	159	2.306	210.388	272.609
Private banks	73	70	22.037	26.263
	232	2.376	232.425	298.872

	284	2.530	345.337	348.881

4. Consumers and Resellers

	Falling due	Overdue up to 90 days	Overdue over 90 days		Consolidated

				3.31.2004	12.31.2003
Consumers
Residential	64,169	57,341	6,662	128,172	111,408
Industrial	75,896	11,425	12,625	99,946	85,139
Commercial	39,235	18,065	2,885	60,185	52,594
Rural	9,014	4,116	187	13,317	10,775
Public entities	10,703	12,410	12,693	35,806	56,496
Public lightning	9,742	3,108	2,288	15,138	14,532
Public service	7,804	539	99	8,442	7,441
Unbilled	114,600	-	-	114,600	103,140
Energy installments - current	78,486	13,550	6,566	98,602	97,637
Energy installments - long-term	35,011	-	-	35,011	36,520
Emergency capacity charges	9,640	5,232	5,335	20,207	17,375
Low-income consumers' tariff	16,696	-	-	16,696	17,758
Other receivables	24,252	13,105	20,682	58,039	46,403
	495,248	138,891	70,022	704,161	657,218
Resellers
Sales
Short-term sale	2,461	-	129	2,590	1,322
Sale - MAE (Note 36)	392	-	-	392	25,970
Generators - current	5,115	-	-	5,115	8,007
Generators - long-term	35,754	-	-	35,754	35,754
Initial contracts	5,247	-	-	5,247	5,741
Bilateral agreements	37,507	-	-	37,507	21,986
	86,476	-	129	86,605	98,780
Transmission System
Electric grid	3,970	53	-	4,023	2,268
Basic grid	13,287	3	112	13,402	12,250
Connection grid	16	8	24	48	40
	17,273	64	136	17,473	14,558

Total current	528,232	138,955	70,287	737,474	698,282
Total long-term	70,765	-	-	70,765	72,274

5. Allowance for Doubtful Accounts

The allowance for doubtful accounts was recorded in conformity with ANEEL’s Accounting Manual for the Electric Energy Utilities. After a detailed analysis of overdue receivables, management considered the following amounts as sufficient to cover probable losses on realization of receivables:

	Consolidated	Additions (*)	Disposals	Consolidated

	12.31.2003			3.31.2004
Consumers and resellers
Consumers	15,356	4,164	1,892	21,412
Sales	788	-	-	788
Municipal government debt installment plan	4,399	-	-	4,399
Proceeds from distribution	31,027	(6,104)	-	24,923

	51,570	(1,940)	1,892	51,522

(*) Net of reversals

6. Services Provided to Third Parties, Net

	Falling due	Overdue up to 90 days	Overdue over 90 days		Consolidated

				3.31.2004	12.31.2003
Telecommunication services	218	136	79	433	384
Services provided to third parties	528	123	1,006	1,657	1,493
Allowance for doubtful accounts	-	-	(43)	(43)	(999)

	746	259	1,042	2,047	878

7. Dividends Receivable

		Company		Consolidated

	3.31.2004	12.31.2003	3.31.2004	12.31.2003
Dividends receivable
Sercomtel S.A. - Telecomunicações	-	-	975	1,485
Sercomtel Celular S.A.	-	-	4,548	4,548
Tradener Ltda.	-	-	64	64
Dominó Holdings S.A.	-	-	661	661
Companhia Paranaense de Gás - Compagas	-	-	3,192	3,192
COPEL Geração S.A.	106,872	106,872	-	-
COPEL Transmissão S.A.	59,784	59,784	-	-
COPEL Telecomunicações S.A.	916	916	-	-
COPEL Participações S.A.	22,272	22,272	-	-

	189,844	189,844	9,440	9,950

Dividends receivable from wholly-owned subsidiaries were calculated at 50 percent of net income, and treated as interest on capital.

8. CRC Passed on to Paraná State Government

Under an agreement signed on August 4, 1994 and the addendum of December 1995, the remaining balance of the Results for Offset (CRC) account was negotiated with the State Government of Paraná to be reimbursed in 240 monthly installments, adjusted based on the General Price Index - Internal Availability (IGP-DI) and annual interest of 6.65%. On October 1, 1997, the balance was renegotiated for payment in the following 330 months, under the price amortization system, the first installment payable on October 30, 1997 and the last on March 30, 2025, the original adjustment and interest clauses being maintained.

Of the balance of R$ 112,353 in current assets, besides the short-term installments, R$ 90,575 refers to installments due from February 2003 to March 2004, restated to the date of the preparation of the financial statements.

On March 19, 2003, the State Government of Paraná filed with the Ministry of Finance a request to federalize the CRC receivables of COPEL. This request was sent to the National Treasury Secretariat for assessment.

On January 29, 2004, the State Government of Paraná settled the installments due from September 2002 to January 2003 and part of the installment due in February 2003, totaling R$ 37,201.

The Company is currently negotiating the overdue installments.

9. Taxes and Social Contributions

		Company		Consolidated

	3.31.2004	12.31.2003	3.31.2004	12.31.2003
Current assets
Deferred income tax and social contribution (a)	-	-	11,720	9,118
ICMS recoverable (b)	-	-	70,695	67,773
	-	-	82,415	76,891
Long-term receivables
Deferred income tax and social contribution on: (a)
Pension plan deficit - Plan III	-	-	120,410	122,279
Pension and health care plans - CVM Delib. 371	-	-	57,431	60,880
Temporary additions	132,232	132,232	170,449	169,590
Income tax and social contribution loss carryforwards	3,761	9	161,107	161,372
Income tax and social contribution paid in advance and recoverable (a)	23,029	23,029	23,029	23,029
ICMS recoverable (b)	-	-	103,135	116,106
	159,022	155,270	635,561	653,256
Current liabilities
Income tax and social contribution payable	11,012	3,443	3,992	32,021
IRPJ/CSLL on CVA deferral (a)	-	-	14,190	14,190
Withholding income tax	-	-	780	747
ICMS payable	-	-	113,227	166,308
COFINS and PASEP contributions payable	12,132	9,897	44,224	26,989
INSS (REFIS), net of payments (*) (c)	109,658	109,514	74,672	78,890
Other taxes	253	249	1,197	892
	133,055	123,103	252,282	320,037
Long-term liabilities
IRPJ/CSLL on CVA deferral (a)	-	-	100,643	82,316
	-	-	100,643	82,316

(*) In consolidated

a) Deferred income tax and social contribution

The Company records deferred income tax, calculated at the rate of 15 percent, plus a surtax of 10 percent, and deferred social contribution recorded at the rate of 9 percent.

The provision for the pension plan deficit is being realized in conformity with the amortization plan of the respective debt and the provision for health care plan as payments of post-employment benefits are made. The other provisions are being realized based on court decisions and the realization of regulatory assets.

Under current tax legislation, the income tax and social contribution loss carryforwards can be offset against annual taxable income up to the limit of 30 percent of this taxable income, and are not subject to any prescription period.

In compliance with CVM Instruction 371, of June 27, 2002, the table below shows the expected generation of taxable income in an amount sufficient to offset the tax credits recorded based on studies submitted for the appreciation of and approval by management:

	Part expected for realization	Part effectively realized	Consolidated Part expected for realization

2003	25,053	25,053	-
2004	-	-	11 ,946
2005	-	-	19,092
2006	-	-	22,031
2007	-	-	25,197
2008	-	-	28,900
Após 2008	-	-	342,596

	25,053	25,053	449,762

These projections of future results will be reviewed by management at the end of 2004.

b) ICMS recoverable

The State Government of Paraná approved in favor of COPEL Distribuição the right to record the previously unused Value Added Tax on Sales and Services (ICMS) credit, originally amounting to R$ 167,485, on the purchase of COPEL permanent assets, which are being offset against ICMS payable within a period of 48 months, consecutive or not, adjusted by the Escalator and Conversion Factor (FCA).

c) Tax Recovery Program (REFIS)

In 2000, the Company included in the Tax Recovery Program (REFIS) created by Law 9.964 of 2000, a total debt of R$ 89,766, for payables to the National Institute of Social Security (INSS), and settled R$ 45,766 referring to interest, using credits deriving from income tax and social contribution loss carryforwards purchased from third parties. Considering that the Federal Revenue Secretariat (SRF) has not yet completed the analysis of this transfer of tax credits, in September 2003, the Company set up a provision of R$ 64,587, restated to March 31, 2004 (R$ 45,766 of interest and R$ 18,821 of monetary restatement).

The Company renegotiated its position in REFIS for payment of the debt in 60 monthly installments but this request has not yet been approved by the authorities and therefore all the debt was recorded in current liabilities. Up to March 31, 2004, COPEL had settled 48 installments. The installments were calculated based on the total debt divided by the installment payment period, adjusted by the Long-term Interest Rate (TJLP).

By the end of the installment payment period, that is 60 months, the Company should settle its entire REFIS debt, which includes the current provision of R$ 64,587.

10. Portion A Offsetting Account

Interministerial Ordinance 25, of 2002, issued by the Ministries of Finance and of Mines and Energy, established the Account for Offsetting Portion A Amounts Variation (CVA), with the intention of recording the variations in costs in the period between the annual tariff adjustments, beginning in 2001, related to the items prescribed in the electric energy distribution concession contracts.

	Principal	Amortization	Net	Consolidated Net

			3.31.2004	12.31.2003
CVA recoverable, 2003 tariff adjustment
Electricity purchased for resale (Itaipu)	66,690	-	66,690	66,690
Transportation of energy purchased (Itaipu)	940	-	940	940
Charges on use of transmission system (basic grid)	32,333	-	32,333	32,333
Regulatory charges (CDE)	24,372	-	24,372	24,372
Charges on use of system services - ESS	17,558	-	17,558	17,558
Monetary restatement - SELIC	35,163	-	35,163	35,163
	177,056	-	177,056	177,056
CVA recoverable, 2004 tariff adjustment
Electricity purchased for resale (Itaipu)	3,494	-	3,494	1,405
Transportation of energy purchased (Itaipu)	3,344	-	3,344	2,054
Charges on use of transmission system (basic grid)	62,306	-	62,306	29,610
Regulatory charges (CDE)	9,919	-	9,919	6,093
Charges on use of system services - ESS	18,504	-	18,504	15,489
Regulatory charges (CCC)	9,762	-	9,762	2,234
Monetary restatement - SELIC	7,370	-	7,370	3,912
	114,699	-	114,699	60,797

			291,755	237,853

Total current			109,408	59,463
Total long term			182,347	178,390

Interministerial Ordinance 116, of April 4, 2003, postponed for 12 months the offset of the balance of the Portion A Offsetting Account for the annual tariff adjustments occurring between April 8, 2003 and April 7, 2004.

The balance of CVA, the offset of which was postponed by Ordinance 116, aggregated to the CVA balance determined in the subsequent twelve months pursuant to Ordinance 25, must be offset in the electric energy supply tariffs of concessionaires in the 24 months subsequent to the annual tariff adjustments that occur in the period April 8, 2004 to April 7, 2005.

Ordinance 116 also established that for electric energy supply tariff adjustment calculation purposes, the Account for Offsetting Portion A Amounts Variation (CVA) must also record variations in the collection quota to the Energy Development Account (CDE).

11. Other Receivables, Net

		Company		Consolidated

	3.31.2004	12.31.2003	3.31.2004	12.31.2003
Employees	-	-	13,777	5,532
Advance to suppliers	-	-	1,093	18
Insurance companies	-	-	779	679
Employees salaries granted recoverable	-	-	640	648
Advances for judicial deposits	2,143	-	2,631	74
Installments of Onda invoices	4,078	3,550	4,078	3,550
Guarantee deposits	-	-	7,658	5,761
Sale of assets and rights	-	-	449	71,084
Purchase of fuel for account of CCC	-	-	2,350	123
Decommissionings in progress	-	-	903	544
Sales in progress	-	-	2,258	149
Prepayments	-	-	1,936	3,121
Advances for acquisition of shares of Elejor	-	-	7,386	-
Other receivables	13	6	3,789	3,511
Allowance for doubtful accounts	-	-	(1,740)	(1,740)

	6,234	3,556	47,987	93,054

12. Other Receivables – Long-Term

		Company		Consolidated

	3.31.2004	12.31.2003	3.31.2004	12.31.2003
Installments of Onda invoices	774	1,215	774	1,215
Guarantee deposits	-	-	25,000	25,000
Collateral of STN agreement (Note 16.3)	-	-	26,081	25,907
IUEE - Municipalities (Note 23)	-	-	7,374	7,374
Compulsory loans	-	-	7,056	6,899
Assets and rights for sale	-	-	1,858	1,858
Prepayments	-	-	4,058	4,116
Other receivables	-	-	244	243

	774	1,215	72,445	72,612

13. Related Companies

The Company records at net amounts, the receivables from the following associated and subsidiary companies:

		Company		Consolidated

	3.31.2004	12.31.2003	3.31.2004	12.31.2003
Consolidated:
COPEL Geração S.A.
Transferred financing (a)	454,132	440,540	-	-
Transfer of Plan III - post-employment benefits (Note 20)	(16,029)	(16,029)	-	-
Current accounts	(146,162)	(136,552)	-	-
	291,941	287,959	-	-
COPEL Transmissão S.A.
Transferred financing (a)	37,615	36,936	-	-
Transfer of Plan III - post-employment benefits (Note 20)	(14,571)	(14,571)	-	-
Current accounts	(23,274)	11,219	-	-
	(230)	33,584	-	-
COPEL Distribuição S.A.
Transferred financing (a)	142,542	139,991	-	-
Debentures transferred (a)	524,198	557,911	-	-
Transfer of Plan III - post-employment benefits (Note 20)	(39,343)	(39,343)	-	-
Current accounts	133,596	136,352	-	-
	760,993	794,911	-	-
COPEL Telecomunicações S.A.
Transfer of Plan III - post-employment benefits (Note 20)	(2,841)	(2,841)	-	-
Current accounts	37,358	35,321	-	-
	34,517	32,480	-	-
COPEL Participações S.A.
Transfer of Plan III - post-employment benefits (Note 20)	(73)	(73)	-	-
Current accounts	79,565	152,650	-	-
	79,492	152,577	-	-
Total consolidated	1,166,713	1,301,511	-	-
Unconsolidated:
Loan agreements
Companhia Paranaense de Gás - Compagas	5,682	6,209	5,682	6,209
Foz do Chopim Energética Ltda.	31,712	31,054	31,712	31,054
Elejor - Cent. Elet. Rio Jordão	-	-	42,142	24,000
Total unconsolidated	37,394	37,263	79,536	61,263

	1,204,107	1,338,774	79,536	61,263

a) Loans, financing and debentures transferred

The Company repassed loans and financing to its wholly-owned subsidiaries when these were formed in 2001. However, the contracts whose transfer to the respective subsidiaries has not yet been formalized are recorded in the Parent Company’s books.

For disclosure purposes, the balances of these loans and financing repassed are separately disclosed as amounts receivable from wholly-owned subsidiaries and as loans and financing payable, totaling R$ 598,947 at March 31, 2004 (Note 16).

The amount of R$ 524,198 was also repassed to COPEL Distribuição, to which the same criterion for recording mentioned in the previous paragraph was applied (Note 17).

14. Investments

Investments comprise the following:

		Company		Consolidated

	3.31.2004	12.31.2003	3.31.2004	12.31.2003
Wholly-owned subsidiaries (Note 39)
COPEL Geração S,A,	2,375,597	2,367,573	-	-
COPEL Transmissão S,A,	799,555	773,121	-	-
COPEL Distribuição S,A,	1,216,671	1,163,151	-	-
COPEL Telecomunicações S,A,	110,145	110,003	-	-
COPEL Participações S,A,	361,800	353,583	-	-
	4,863,768	4,767,431	-	-
Associated and subsidiary companies (a)	-	-	440,748	441,069
Other investments
FINAM (Amazon Investment Fund) - Nova Holanda	7,761	7,761	7,761	7,761
FINAM	32,285	32,285	32,285	32,285
FINOR (Northeast Investment Fund)	9,970	9,970	9,870	9,870
Provision for losses on tax incentives	(47,900)	(47,900)	(47,900)	(47,900)
Properties for future service use	-	-	8,731	8,731
Other	2,222	2,222	3,888	3,886
	4,338	4,338	14,635	14,633

	4,868,106	4,771,769	455,383	455,702

a) Associated and subsidiary companies

	Net equity of investee	Holding Consolidated		Consolidated investment

	3.31.2004	(%)	3.31.2004	12.31.2003
Associated
Sercomtel S.A. - Telecomunicações	238,669	45.00	107,401	109,271
Goodwill			17,423	18,480
Sercomtel Celular S.A.	42.431	45.00	19,094	18,358
Goodwill			2,398	2,543
Dominó Holdings S.A. (*)	484.458	15.00	72,669	69,189
Escoelectric Ltda. (*)	1.418	40.00	567	932
Copel Amec S/C Ltda. (*)	645	48.00	310	312
Dona Francisca Energética S.A.	(17.805)	23.03	-	-
Advances for capital increases	-		-
Carbocampel S.A. (*)	589	49.00	289	292
Braspower International Engineering S/C Ltda.(*)	(602)	49.00	-	-
Advances for capital increases			247	159
Centrais Eólicas do Paraná Ltda. (*)	4,307	30.00	1,292	1,230
Foz do Chopim Energética Ltda. (*)	39,812	35.77	14,241	12,835
UEG Araucária Ltda. (**)	(85.610)	20.00	-	-
Advances for capital increases			141,899	141,899
Elejor - Centrais Elétricas do Rio Jordão S.A. (**) (***)	118,822	20.07	28,028	35,414
Onda Provedor de Serviços S.A. (*)	(324)	24.50	-	-
			405,858	410,914
Subsidiary
Companhia Paranaense de Gás - Compagas (**)	68,413	51.00	34,890	30,155
			34,890	30,155
			440,748	441,069

(*) Unaudited     (**) Audited by other independent auditors     (***) In pre-operating stage

Investments in Sercomtel S.A. Telecomunicações and Sercomtel Celular S.A. include goodwill of R$ 17,423 and R$ 2,398, respectively, being amortized at the annual rate of 10 percent, and amounted to R$ 1,202 in 2004 (R$ 1,057 and R$ 145) and the same amount in 2003. This goodwill was based on the expected future return to be generated by these investments and the amortization over ten years, at the annual rate of 10 percent, resulted from the evaluation of the return on the investments based on discounted cash flows.

On December 18, 2003, the Company signed a contract with Triunfo Participações e Investimentos S.A. under which Triunfo commits to sell 30 percent of the common shares held in Elejor – Centrais Elétricas Rio de Jordão S.A. Accordingly, the Company will hold 70 percent of the shareholding control of this venture.

In November 2003, the Company signed with Enercan a commitment for the sale of its shareholding in this company (16.73%). This transaction was submitted for the appreciation of ANEEL and was approved by Resolution 53 of February 17, 2004.

15. Property, Plant and Equipment

	Restated cost	Accumulated depreciation	Net	Consolidated Net

			3.31.2004	12.31.2003
In use
Generation	4.192.826	(1.308.913)	2.883.914	2.908.917
Transmission	1,238,434	(380,310	858,124	861,093
Distribution	2,921,704	(1,359,113)	1,562,591	1,563,891
Telecommunications	248,710	(88,726	159,984	155,892
Holdings	408	(177	231	236
	8,602,082	(3,137,239)	5,464,844	5,490,029
Construction in progress
Generation	177,504	-	177,503	175,123
Transmission	99,984	-	99,984	93,118
Distribution	180,789	-	180,789	184,498
Telecommunications	7,835	-	7,835	10,628
Holdings	-	-	-	5
	466,112	-	466,111	463,372
	9,068,194	(3,137,239)	5,930,955	5,953,401
Special liabilities (a)
Transmission			(7,140)	(7,140)
Distribution			(676,308)	(670,383)
			(683,448)	(677,523)

			5,247,507	5,275,878

Under Articles 63 and 64 of Decree 41.019 of 1957, the assets and installations used in generation, transmission, distribution, and sale activities are restricted to these services and cannot be retired, sold, assigned, or given in mortgage guarantee without prior express authorization of the Regulatory Agency. ANEEL Resolution 20/1999 regulated the disassociation of assets of the concessions of Public Electric Energy Services, granting prior authorization to disassociate assets not of use to the concession, when intended for sale, determining that the sales proceeds are deposited in a blocked bank account for investment in the concession.

The main depreciation rates, as set forth in ANEEL Resolution 44/1999 and Ministry of Communications Ordinance 96 of 1995, are as follows:

%

General equipment	10.0
Reservoirs, dams and water mains	2.0
System structure and conductor, and power transformer (transmission)	2.5
System structure and conductor, and transformer (distribution)	5.0
Capacitors and distribution switches	6.7
Energy and transmission equipment (telecommunications)	10.0
Overhead and underground cables, wiring and private switching center	10.0

a) Special liabilities

Special liabilities

Are the obligations linked to public electric energy services concessions and are the funds provided by the Federal Government and consumers, as well as the donations for which there are no obligations for return to the donors and the subsidies for investments in distribution activities. The maturities of these special liabilities are those established by the Regulatory Agency for transmission and distribution concessions, to be settled at the end of the concessions.

b) Electric Energy Universalization Plans

ANEEL established through Resolution 223 of April 29, 2003, the general conditions for preparing the Electric Energy Universalization Plans intended to supply new consumer households or increase capacity. This Resolution regulates the provisions of Articles 14 and 15 of Law 10.438, of 2002, and defines the responsibilities of the concessionaires and authorized public electricity distribution services. At March 31, 2004, R$ 827 of the R$ 4,083 recorded for refund to consumers, had not yet been distributed.

c) Physical inventory of property, plant and equipment

The Company realizes periodic physical inventories of all its assets, distributed within its concession area.

16. Loans and Financing

As mentioned in Note 13, the loans and financing of the Company refer to obligations with financial institutions passed on to wholly-owned subsidiaries, the transfers of which are being formalized.

The balance comprises:

	Principal	Current charges	Long-term Principal	Total	Company Total

				3.31.2004	12.31.2003
Foreign currency
Eurobonds (1)	-	17,842	436,290	454,132	440,540
National Treasury Department (3)	13,708	3,792	162,657	180,157	176,927

	13,708	21,634	598,947	634,289	617,467

Consolidated loans and financing comprise:

	Principal	Current charges	Long-term Principal	Total	Consolidated Total

				3.31.2004	12.31.2003
Foreign currency
Eurobonds (1)	-	17,842	436,290	454,132	440,540
BID (2)	28,145	1,932	168,867	198,944	215,691
National Treasury Department (3)	13,708	3,792	162,657	180,157	176,927
Banco do Brasil (4)	6,897	112	31,058	38,067	40,796
Eletrobrás (5)	-	11	87	98	92
	48,750	23,689	798,959	871,398	874,046
Local currency
Eletrobrás (5)	38,693	15	361,283	399,991	408,202
BNDES (6)	5,213	42	3,910	9,165	10,379
Banestado (7)	730	2	133	865	1,183
Banco do Brasil (4)	74	6	1,097	1,177	1,181
	44,710	65	366,423	411,198	420,945

	93,460	23,754	1,165,382	1,282,596	1,294,991

(1)

Eurobonds – Issue of Eurobond Notes on May 2, 1997 maturing on May 2, 2005, equivalent to US$150,000, bearing interest of 9.75% and payable semi-annually as from November 2, 1997. The contract contains the following restrictive clause:

  The EBITDA/financial expenses ratio (consolidated) must be, at least, 2.5; and the total debt/EBITDA ratio should not exceed 3.25 (consolidated).
(2)

BID – Loan to the Segredo hydroelectric power plant and Rio Jordão deviation project, released as from January 15, 1991, totaling US$ 135,000. The principal, the first installment payment of which was paid on January 15, 1997, and interest are due semi-annually up to 2011. Interest based on the BID fund raising rate, which in first quarter 2003 was 4.66% per annum (p.a.). The loan is secured by mortgages and liens, as well as co-guarantee by the Federal Government and there are the following restrictive clauses which are being complied with by the Company:

  Take appropriate measures to obtain tariffs which can cover all operating costs;
  The Company is prohibited to buy its own shares and distribute any part of its capital without BID prior authorization;
  During project execution, the Company cannot raise other long-term funds if the general liquidity ratio is lower than 1.5, without prior authorization of financing institution;
  Liquidity ratio of 1.2, i.e. the relationship between current assets and the total commercial and bank financing, excluding long-term debts and dividends to be reinvested;
  Long-term debt to net equity ratio should not exceed 0.9.
(3)	National Treasury Department – The rescheduling of medium- and long-term debt, signed on May 20, 1998, comprising financing granted under Law 4.131/62, is shown below:

Capitalization Bond (b)	Maturity (years)	Final maturity	Grace period (years)		Consolidated

				3.31.2004	12.31.2003

Par Bond (a)	30	4.15.2024	30	47,105	46,085
Capitalization Bond (b)	20	4.15.2014	10	42,466	41,350
Debt Conversion Bond (c)	18	4.15.2012	10	37,480	37,024
Discount Bond (d)	30	4.15.2024	30	32,307	31,919
El Bond - Interest Bonds (e)	12	4.15.2006	3	7,910	7,817
New Money Bonds (f)	15	4.15.2009	7	6,396	6,317
FLIRB (g)	15	4.15.2009	9	6,493	6,415

				180,157	176,927

The annual interest rates and repayments are as follows:

a)	Par Bond – Interest of 4.0% p.a. in the first year and 6.0% p.a. to final maturity, with a single repayment at the contract end.

b)	Capitalization Bond – Interest of 4.0% p.a. in the first year and 8.0% p.a. to final maturity, repayable in 21 semi-annual installments, starting April 2004.

c)	Debt Conversion Bond – Interest equivalent to semi-annual LIBOR + 7/8 of 1% p.a., repayable in 17 semi-annual installments, starting April 2004.

d)	Discount Bond – Interest equivalent to semi-annual LIBOR + 13/16 of 1% p.a., with a single repayment at the end of the agreement.

e)	El Bond – Interest Bonds – Interest equivalent to semi-annual LIBOR + 13/16 of 1% p.a., repayable in 19 semi-annual installments, starting April 1997.

f)	New Money Bonds – Interest equivalent to semi-annual LIBOR + 7/8 of 1% p.a., repayable in 17 semi-annual installments, starting April 2001.

g)

FLIRB – Interest of 4.0% to 5.0% p.a. in the first years and semi-annual LIBOR + 13/16 of 1% p.a. after the 6th year to the end of the agreement, repayable in 13 semi-annual installments, starting April 2003.

As collateral for this contract, the Company assigned and transferred to the Federal Government, conditioned to any nonpayment of a financing installment, the credits that were made to its centralized own revenues account, up to a limit sufficient to cover the payment of installments and other charges payable at each maturity. For Discount Bonds and Par Bonds, there are collateral deposits of R$ 10,762 and R$ 15,319 (R$ 10,690 and R$ 15,217 at December 31, 2003), respectively, recorded in other receivables –long-term (Note 12).

(4)

Banco do Brasil – Contracts for resources in Japanese yen, for the gas-insulated substation – Salto Caxias, repayable in 20 semi-annual installments, starting March 7, 2000, bearing interest of 2.8% p.a. The debt is guaranteed by own revenues.

The Private Contract of Credit Assignment with the Federal Government, through Banco do Brasil S.A., signed on March 30, 1994, payable in 240 monthly installments based on the Price system as from April 1, 1994, monthly restated by the TJLP and IGPM and an annual interest rate of 5.098% p.a.

(5)

Eletrobrás - Loans originating from resources of the Eletrobrás Financing Fund (FINEL) and the Global Reversal Reserve (RGR) to expand the generation, transmission and distribution systems. Repayment started on June 30, 1996 and the last payment is due in August 2021. Interest of 5.5% to 6.5% p.a. and repayments of principal are in monthly installments, adjusted by the Eletrobrás Financing Rate (FINEL) and the Federal Reference Unit (UFIR) indices. The contract transferred to COPEL Distribuição, using BIRD funds, bears interest at 6.49% p.a. paid semi-annually, and is collateralized by the Federal Government. All contracts with Eletrobrás have the following restrictive clauses, which are being complied with by the Company:

  Commitment, up to the end of the settlement of all the debt arising from the contract, of not assuming new commitments that exceed 5% of its property, plant and equipment and/or that elevate its indebtedness to levels exceeding 66% of its property, plant and equipment;
  Commitment to attend to the notification of Eletrobrás within 24 hours to review the guarantees, in case of privatization of the mutuary, under penalty of anticipated debt maturity.
(6)

BNDES – Loan to finance the construction of the River Jordan deviation, repayable in 99 monthly installments starting October 15, 1997. Remuneration is based on the long-term interest rate (TJLP) (limited to 60 percent) plus a 6% p.a. spread and is collateralized by COPEL revenues.

(7)

Banestado – Urban Development Fund contracts signed on December 2, 1996 and July 23, 1998, repayable in 96 monthly installments under the Price system, with a grace period of 12 months, and monthly adjustments based on the Referential Rate (TR) and interest of 8.5% p.a.

a) Breakdown of loans and financing by type of currency and index rate:

Currency (equivalent in R$) / Index			Consolidated

	3.31.2004%		12.31.2003%

Foreign currency
U.S. dollar	634,387	49.45	617,559	47.69
Yen	38,067	2.97	40,796	3.15
BID – currency basket	198,944	15.51	215,691	16.66
	871,398	67.93	874,046	67.50
Local currency
TR – Brazilian Reference Interest Rate	866	0.07	1,183	0.09
URBNDES and TJLP- Long-term Interest Rates	10,342	0.81	11,559	0.89
IGP-M – General Market Price Index	-	0.00	-	0.00
UFIR – Fiscal Reference Unit	11,761	0.92	13,220	1.02
FINEL – Eletrobrás Financing Rate	388,229	30.27	394,983	30.50
INPC - National Consumer Price Index	-	0.00	-	0.00
	411,198	32.07	420,945	32.50

	1,282,596	100.00	1,294,991	100.00

b) Variations in the main foreign currencies and index rates used in the loans and financing:

Currency/index		Change (%)

	1st quarter 2004	1st quarter 2003	2003

U.S. dollar	0.67	(5.10)	(18.23)
Yen	3.27	(4.56)	(9.30)
BID – currency basket	(0.52)	0.53	7.35
TR	0.32	1.26	4.57
URBNDES	0.78	1.16	5.26
IGP-M	2.73	6.27	8.71
FINEL	0.54	1.23	1.70

c) Maturity of long-term installments:

	Foreign currency	Local currency		Consolidated

			3.31.2004	12.31.2003

2005	467,533	32,396	499,929	524,749
2006	47,196	37,292	84,488	83,962
2007	45,630	35,952	81,582	81,082
2008	45,630	34,766	80,396	79,896
2009	44,470	31,167	75,637	73,970
2010	36,410	29,967	66,377	67,330
2011	22,338	29,967	52,305	52,073
2012	6,084	29,967	36,051	35,838
2013	3,903	29,967	33,870	33,671
2014	3,903	29,967	33,870	33,671
After 2014	75,862	45,015	120,877	120,250

	798,959	366,423	1,165,382	1,186,492

To comply with the 2005 Investments and Debt Service Program, the Company is conducting studies and evaluations in order to raise funds by May 2004, as well as to use own generated funds.

d) Changes in loans and financing:

	Foreign currency		Local currency		Consolidated
Balances	Current	Long-term	Current	Long-term	Total

At December 31, 2002	70,557	1,027,428	72,421	415,043	1,585,449
Inflows	-	-	-	-	-
Compound interest	-	-	-	44	44
Charges	68,078	-	37,170	-	105,248
Monetary and exchange variations	(11,322)	(168,127)	1,708	6,776	(170,965)
Transfers	47,985	(47,985)	46,687	(46,687)	-
Repayments	(112,568)	-	(112,217)	-	(224,785)
At December 31, 2003	62,730	811,316	45,769	375,176	1,294,991

Inflows	-	-	-	-	-
Compound interest	-	-	-	-	-
Charges	15,497	-	8,711	-	24,208
Monetary and exchange variations	123	5,584	157	2,035	7,899
Transfers	17,941	(17,941)	10,788	(10,788)	-
Repayments	(23,852)	-	(20,650)	-	(44,502)
At March 31, 2004	72,439	798,959	44,775	366,423	1,282,596

17. Debentures

The issue of simple debentures was completed on May 9, 2002 with full subscription in the total amount of R$ 500,000, divided into three series (R$ 100,000, R$ 100,000 and R$ 300,000, respectively), effective for five years, maturing on March 1, 2007. The first series was repurchased on February 27, 2004 and the second series has a rescheduling clause to be applied in March 2005.

Debentures are non-preferred (subordinated liability), jointly and severally collateralized by the wholly-owned subsidiaries of COPEL and not convertible into shares. The funds were to be used to settle the Euro-Commercial Paper and applied in the 2002-2004 investment program of wholly-owned subsidiaries.

Remuneration of the 1st and 2nd series is equivalent to the Interbank Deposits (DI) rate [calculated and disclosed by the Central System for Custody and Financial Settlement of Securities (Cetip)], expressed as an annual percentage, base 252 days, compounded by a 1.75% p.a. spread. This remuneration will be paid semi-annually on the first business day of March and September. The nominal unit value of the 3rd series will be remunerated as from the issue date, March 1, 2002, based on the IGP-M indice, prorated to the number of business days, plus interest of 13.25% p.a. Interest will be paid annually on the first business day of March and adjusted based on IGP-M, in a single installment, together with the principal.

At March 31, 2004, the composition of debentures was as follows:

	Current Principal / charges	Long-term Principal		Company and Consolidated

			3.31.2004	12.31.2003

Local currency
Debentures	106,242	417,956	524,198	664,620

	106,242	417,956	524,198	664,620

The Company transferred to COPEL Distribuição R$ 524,198 of the balance held (R$ 557,911 at December 31, 2003), in the same way as the loans and financing (Notes 13 and 39).

18. Suppliers

		Company		Consolidated

	3.31.2004	12.31.2003	3.31.2004	12.31.2003
Charges for use of electricity grid
Connection	-	-	235	2,073
Basic grid	-	-	33,670	34,359
Energy transportation	-	-	2,425	2,450
	-	-	36,330	38,882
Electricity suppliers
ANDE (Paraguay)	-	-	3,895	4,066
Eletrobrás (Itaipu)	-	-	67,951	68,741
Concessionaires - MAE (Note 36)	-	-	5,179	4,772
CIEN	-	-	88,083	63,000
CIEN - Long-term	263,774	272,000
Itiquira Energética S.A.	-	-	5,894	5,268
Dona Francisca Energética S/A	-	-	3,625	3,625
Other concessionaires	-	-	28,321	20,458
	-	-	466,722	441,930
Materials and services
Compagas (Note 29)	-	-	248,932	161,999
Other suppliers	348	485	35,111	30,173
Other suppliers - Long-term	-	-	889	889
	348	485	284,932	193,061

	348	485	787,984	673,873

Total current	348	485	523,321	400,984
Total long-term	-	-	264,663	272,889

Company management is renegotiating contracts, conducting studies, surveys, analyses and audits to improve the currently effective contractual conditions. Accordingly, on February 25, 2003, the Board of Directors authorized suspension of payments on the following contracts:

a) Tradener Ltda. – Intermediation contract signed with COPEL Distribuição and COPEL Geração, related to the sale of electric energy surplus, signed in 1998 and effective for 10 years.

There are legal actions in progress discussing the validity of the contract, as well as the withdrawal of the Company from the partnership. A civil action filed by the Public Prosecution Office challenges the legality of the service agreement between Tradener and COPEL.

Since January 2003, the Company has suspended the payment of commissions and awaits court decisions because it understands that there is no intermediation in any of the energy purchase and sale contracts, and also because the issue is being analyzed as the payment of intermediation commissions on contracts between public energy services concessions is not permitted.

b) UEG Araucária Ltda. – Contract with COPEL for the purchase of ensured potential, at the nominal value of 484,7 MW, signed on May 31, 2000 and effective for 20 years, as from startup.

Under the contract for the purchase and sale of the ensured potential, and the operation and maintenance of a natural gas thermal power plant, COPEL and UEG Araucária agreed that the entire initial ensured potential of the plant of 484.7 MW would be exclusively sold to COPEL.

The monthly amounts paid to December 2002 are advances for future capital increase. Starting January 2003, payments were suspended by the new management because the validity of this contract is being discussed.

On April 1, 2003, UEG Araucária filed a claim against the Company in the Paris Court of Arbitration with the objective of obtaining arbitration regarding the supposed nonperformance of the contract. On April 22, 2003, UEG Araucária sent COPEL a notification rescinding the contract.

On June 22, 2003, COPEL filed in the Paraná State courts a declaratory action for the annulment of the arbitration clause and obtained an injunction suspending the arbitration proceeding, or otherwise subjecting the other party to a daily fine.

Based on the Legal Opinion of the Civil Law Institute (IDC), prepared by renowned jurists, management understands that this contract is null and void from a legal standpoint because it was not approved by ANEEL. Based on this definition and on the contract termination notification sent by UEG Araucária, COPEL is no longer liable for the unsettled monthly payments, whether prior or subsequent to the rescision date.

Also, the opinion mentions that the payment of the value of the plant claimed in the arbitration request cannot be considered due before there is a final decision on the litigation by the Brazilian courts.

Management, based on this legal opinion and on the understanding that the contract signed by the parties is null and void, opted to reverse on June 30, 2003 the provisions set up for monthly billings of the UEG Araucária contract.

On August 14, 2003, the Company filed another legal process against UEG Araucária, called Anticipated Evidence Injunction, notified under No. 24.546/2003 with the 3rd District Tax Court of Curitiba, and currently in the installation and inspection stage. The Company intends, in this way, to constitute evidence in its favor that it is technically impossible to operate the plant on a continuous, safe and permanent manner. A judicial inspection will be made by an expert appointed by the court based on prerequisites presented by the Company and UEG Araucária, who will issue a technical report containing the conclusions. The Company and UEG Araucária will count on their technical assistants to accompany the inspection who will, like the expert, issue their conclusions on the same prerequisites.

The preliminary hearing at the Arbitration Court, CCI, in Paris, was held on February 22, 2004 but it was adjourned to April 15, 2004. On that occasion, COPEL reaffirmed expressively its position that it does not accept arbitration and affirming that there is a judicial decision in Brazil suspending the validity of the arbitration clause that would be giving support to the Paris proceedings.

c) Companhia de Interconexão Energética – CIEN – On December 13, 1999, COPEL and CIEN reached a firm energy purchase commitment via two contracts of 400 MW each totaling 800 MW of potential power and of associated energy, to be made available by CIEN at the 525 kV circuit of Substation Itá (Santa Catarina).

In order to resolve the pending issues, on August 18, 2003, COPEL and CIEN renegotiated the Memorandum of Understandings in which the parties determined the guidelines for the addenda to contracts 001/99 and 002/99.

These addenda include the following amendments to the original contracts which merit emphasis: decrease in the contracted energy price; annual escalator based on criteria defined by the concession granting authority; decrease of the contract period to 13 years from 20 years, with an option in 2005 to reduce contract termination to 2009, where this option would be free of charge for COPEL and burdensome for CIEN; reduction of the amounts of each contract by 50 percent; guarantees of receivables separate from the collection portfolio.

The addenda to formalize the agreement were signed on December 10, 2003 and approved by ANEEL on December 23, 2003.

The renegotiation signified a change in the profile of disbursements, with a decrease in the cost of energy purchased for resale of R$ 96,584, in the first quarter 2004, as compared to the same prior year period.

d) Usina Hidrelétrica de Itiquira – Contract signed in 1999 by COPEL Distribuição, with the intermediation of Tradener Ltda., related to the sale through Tradener of assured power owned by Itiquira and not sold in the context of MAE, effective for 10 years.

In July 2003, the Company signed an addendum to this contract – already approved by ANEEL – changing substantially the initial contractual conditions. The amount agreed was reduced, Tradener was excluded as the consenting party, and the arbitration clause was also excluded and collateral changed.

e) Compagas – Contract for sale of natural gas, signed in 2000, intended exclusively to be consumed by UEG Araucária to generate electric energy for a 20-year period starting on the date of the first supply (2002).

Because of the litigation initiated with UEG Araucária and the fact that the energy purchase contract signed by the Company with UEG was not approved by ANEEL, the Company suspended the payments related to the natural gas purchase contract (which would be necessary as the fuel of the power plant that is currently idle and with no perspective as to when and if it will operate again.)

The amount recorded in this account refers to the provision for the natural gas volume guaranteed in the contract signed by the parties even if there is no consumption (take or pay basis). The contract also prescribes that the amount paid can be recovered over a seven-year period, linked to the equivalent gas consumption. Therefore, effective recovery depends on the outcome of the discussions of the Company with the other shareholders of UEG Araucária, as mentioned in item “b” of this Note.

19. Payroll and Labor Provisions

		Company		Consolidated

	3.31.2004	12.31.2003	3.31.2004	12.31.2003
Payroll
Payroll, net	-	-	16,327	16,439
Taxes and social contributions	51	151	9,923	10,680
Payments to third parties	-	-	18	-
	51	151	26,268	27,119
Labor accruals
Vacation pay and 13th salary	-	-	35,248	33,601
Social charges on vacation pay and 13th salary	-	-	12,123	11,037
	-	-	47,371	44,638

	51	151	73,639	71,757

20. Post-Employment Benefits

The Company’s subsidiaries sponsor Fundação Copel which administers supplementary retirement and pension plans (Pension Plan) and medical and dental assistance plans (Health Care Plan) offered to current and former employees and their dependants. Both the sponsors and the beneficiaries make contributions to the plans based on actuarial calculations prepared by independent actuaries according to the current regulations applicable to closed-end supplementary pension entities in order to raise sufficient funds to cover obligations for future benefits.

With the formation of the wholly-owned subsidiaries in 2001, the balance of the debt related to the change in plan (Pension Plan III) in 1998, restated to that date, was transferred to them, being financed in 210 monthly installments, indexed to the INPC and with annual interest of 6% p.a., beginning August 1, 2001. As guarantee of these contracts, the sponsors authorized Fundação Copel to block the bank current accounts held by them and, furthermore, the Company was appointed as co-guarantor of any deficit arising from the benefits granted.

The Company adopts the accounting practices set forth by CVM Deliberation 371, of 2000, to record the costs of the pension and health care plans, as well as the charges on the debt assumed with Plan III (Note 28).

	Pension plan	Health care plan	Consolidated Total

			2004
Cost of current service	3,938	6,119	10,057
Estimated interest cost	216,992	34,041	251,033
Expected return on plan assets	(180,700)	(2,340)	(183,040)
Estimated employee contributions	(404)	-	(404)
Gains and losses amortization	-	2,876	2,876

Total estimated	39,826	40,696	80,522

21. Regulatory Charges

		Consolidated

	3.31.2004	12.31.2003
Global Reversal Reserve (RGR)	5,538	4,947
RGR - 2001 differences	3,673	7,347
RGR - 2003 differences - long-term	1,588	1,588
Financial settlement - water resources	9,218	6,229
Fuel Consumption Account (CCC)	15,541	3,546
Energy Development Account (CDE)	8,110	6,159
Inspection fee - ANEEL	592	465
Taxes - FUST and FUNTEL	13	12
Emergency capacity charges	28,416	21,401

	72,689	51,694

Total current	71,101	50,106
Total long term	1,588	1,588

22. Consumers and Other Payables

		Company		Consolidated

	3.31.2004	12.31.2003	3.31.2004	12.31.2003
Consumers
Public lighting charge collected	-	-	19,962	17,998
Energy presale	-	-	105	108
Low-income consumers	-	-	603	827
Advances from customers - ICMS credit	-	-	2	3
Consumers - other	-	-	1,955	2,218
	-	-	22,627	21,154
Other payables
Guarantees	-	-	3,210	270
Compulsory loan - Eletrobrás	9	-	1,747	-
Insurance company - premium payable	-	-	-	1,491
Other liabilities	99	124	2,508	1,594
	108	124	7,465	3,355

	108	124	30,092	24,509

23. Provisions for Contingencies

The Company is a party to various legal processes of a labor, tax, and civil nature filed at different courts and instances. Management, based on the opinion of its legal advisors, decided to maintain provisions for contingencies relating to causes where the chances of unfavorable outcomes are probable.

Considering the position of the legal area to introduce a new structure to analyze the processes, management decided to maintain the provisions already constituted

Judicial deposits (Assets - long-term)				Provisions (Liabilities - long-term)
		Consolidated		Company		Consolidated

	3.31.2004	12.31.2003	3.31.2004	12.31.2003	3.31.2004	12.31.2003
Labor	29,867	28,017	-	-	88,114	88,114
Civil:
Consumers	7	6	-	-	17,264	17,264
Land expropriation	5,337	5,115	-	-	53,127	53,127
IUEE - municipalities	-	-	-	-	7,374	7,374
Tax:
COFINS (a)	-	-	197,549	197,549	197,549	197,549
PASEP	33,493	33,493	33,711	33,711	33,711	33,711
INSS (b)	46,861	40,959	-	-	11,165	11,165
Other judicial deposits	6,244	4,795	-	-	-	-

	121,809	112,385	231,260	231,260	408,304	408,304

a) COFINS

On August 18, 1998, the Federal Court of Appeals (TRF), 4th Region issued a decision granting COPEL immunity from the COFINS social contribution on electric energy operations. On August 10, 2000, the Federal Government filed a claim to annul this decision. The Company was subpoenaed on November 21, 2000, which started the discussion as to whether this claim could be filed. On December 14, 2000, the process was sent to the relater with an objection by COPEL based on conclusive opinions of renowned jurists on the lack of basis for the claim to annul the decision. Conservatively, management decided to maintain the provision only for the amount of the principal being discussed, without interest.

This provision was not included in REFIS because the Company considers that there are probable chances of a favorable outcome, based on the opinion of various jurists.

b) INSS

The Social Security (INSS) deposits, besides these related to provisioned third-party payments, include other processes involving the Company that are being challenged and supported by appeal deposits.

24. Capital

At March 31, 2004, capital amounted to R$ 2,900,000 and the shares (without nominal value) are held by the main shareholders as follows:

Shareholders	Common		Preferred "A"		Preferred "B"		Thousands of shares Total

		%		%		%		%
State of Paraná	85,028,464	58.6	-	-	-	-	85,028,464	31.1
Paraná Investimentos S.A.	134	-	-	-	13,639	-	13,773	-
Eletrobrás	1,530,775	1.1	-	-	-	-	1,530,775	0.6
BNDESPAR	38,298,775	26.4	-	-	28,210,943	22.0	66,509,718	24.3
Custody in SE (Brazil)	19,236,708	13.3	121,845	30.1	58,566,324	45.7	77,924,877	28.4
Custody in SE (ADR's)	327,701	0.2	-	-	41,289,163	32.2	41,616,864	15.2
Municipalities	184,295	0.1	14,715	3.6	-	-	199,010	0.1
Other	424,229	0.3	268,852	66.3	138,814	0.1	831,895	0.3

	145,031,081	100.0	405,412	100.0	128,218,883	100.0	273,655,376	100.0

Each common share entitles its holder to one vote in General Meetings.

Class “A” preferred shares do not have voting rights, but have priority in the reimbursement of capital and the right to receive annual, non-cumulative, dividends of 10 percent calculated on the capital represented by these class shares.

Class “B” preferred shares do not have voting rights, but have priority in the receipt of minimum dividends, calculated based on 25 percent of net income adjusted as prescribed by corporate legislation and the Company’s by-laws. The dividends that are assured to these shares have priority only over common shares and only paid out of the remaining net income after payment of preferred dividends to class “A”preferred shares.

Under Article 17 and paragraphs of Law 6.404/1976, dividends attributed to preferred shares must be at least 10 percent higher than those attributed to common shares.

25. Operating Revenue

		Consolidated

	3.31.2004	3.31.2003
Consumers
Residential	402,391	334,261
Industrial	330,816	279,864
Commercial	225,015	182,823
Rural	55,782	42,636
Public entities	30,989	24,980
Public lighting	30,896	26,171
Public service	26,389	20,799
	1,102,278	911,534
Electric energy sales
Initial contracts	989	7,154
Bilateral agreements	97,182	28,643
Current	-	2
Actual sales - MAE (Note 36)	6,255	8,061
	104,426	43,860
Grid availability revenues
Electric grid	11,799	90
Basic grid	31,722	26,306
Connection grid	39	29
	43,560	26,425
Telecommunications revenues
Data communications and telecommunications services	9,500	7,840
	9,500	7,840
Other operating revenue
Services rendered	3,363	8,695
Leasings and rents	6,839	8,359
Subsidy - CCC	3,000	2,482
Service charge	1,753	1,590
	251	664
	15,206	21,790

	1,274,970	1,011,449

26. Deductions from Operating Revenue

		Consolidated

	3.31.2004	3.31.2003
Taxes and contributions on revenue
COFINS	53,924	36,033
PASEP	12,900	5,366
ICMS	267,964	220,968
ISSQN	301	305
	335,089	262,672
Consumer charges
RGR quota	16,614	12,039
Emergency capacity charges	43,691	22,982
	60,305	35,021

	395,394	297,693

27. Personnel Expenses

		Company		Consolidated

	3.31.2004	3.31.2003	3.31.2004	3.31.2003
Wages and salaries	729	15	71,042	59,811
Payroll charges	173	635	25,360	21,504
Food and education allowances	-	-	6,983	5,679
Labor and severance indemnities	-	-	145	5,137
(-) Transfers to construction in progress	-	-	(7,181)	(7,768)

	902	650	96,349	84,363

28. Pension and Health Care Plans

In the first quarter of 2004 the expenses incurred were:

		Health		Consolidated
	Pension	care	3.31.2004	3.31.2003

Post-employment period	18,578	10,860	29,438	23,149
Active employees	-	4,694	4,694	2,764

	18,578	15,554	34,132	25,913

29. Material and Inputs Used in Energy Generation

		Company		Consolidated

	3.31.2004	3.31.2003	3.31.2004	3.31.2003
Material
Material used in the electric system	-	-	3,306	2,817
Fuel and vehicle parts	-	-	4,015	4,017
Other materials	25	1	4,011	3,430
	25	1	11,332	10,264
Inputs used in energy generation
Purchase of gas - Compagás	-	-	74,960	43,521
Purchase of power - UEG Araucária	-	-	-	70,447
Fuel for electric energy generation	-	-	3,228	2,904
Other inputs	-	-	58	351
	-	-	78,246	117,223

	25	1	89,578	127,487

30. Electric Energy Purchased for Resale

		Consolidated

	3.31.2004	3.31.2003

ANDE (Paraguay)	2,519	2,974
Eletrobrás (Itaipu)	100,140	102,406
CIEN	82,774	181,255
Dona Francisca Energética S.A.	10,647	-
Itiquira Energética S.A.	16,090	13,938
MAE	11,656	3,977
Other concessionaires	7,441	5,221

	231,267	309,771

31. Regulatory Charges

		Consolidated

	3.31.2004	3.31.2003

Fuel Consumption Account (CCC)	43,827	34,315
Amortization of CVA deferral	-	1,023
Financial compensation - water resources	14,644	13,905
Inspection fee - ANEEL	1,775	1,659
Energy Development Account (CDE)	20,504	6,291
Taxes - FUST and FUNTEL	39	43

	80,789	57,236

32. Other Operating Expenses

		Company		Consolidated

	3.31.2004	3.31.2003	3.31.2004	3.31.2003
Reserach and development and energy efficiency	-	-	1,431	959
Leasings and rents	15	-	3,625	3,242
Insurance	1	-	1,155	4,802
Taxes	187	-	3,568	4,658
Provision for contingencies	-	237	-	1,088
Allowance for doubtful accounts - cons. and resellers (Note 5)	-	-	(1,940)	3,896
Allowance for doubtful accounts - services to third parties	-	-	(956)	119
Advertisements - special campaigns	400	-	4,867	14
Own consumption of electric energy	-	-	419	929
Indemnities	-	-	538	466
Expense recoveries	(197)	-	(4,328)	(3,646)
General expenses	3	-	1,358	2,202

	409	237	9,737	18,729

33. Equity in Results of Investees

Equity in the results of subsidiary and associated companies in first quarter 2004 was as follows:

		Company		Consolidated

	3.31.2004	3.31.2003	3.31.2004	3.31.2003
Equity in results of investees
COPEL Geração S.A.	8,024	(15,101)	-	-
COPEL Transmissão S.A.	26,434	24,402	-	-
COPEL Distribuição S.A.	53,520	(33,574)	-	-
COPEL Telecomunicações S.A.	142	1,097	-	-
COPEL Participações S.A.	8,217	9,891	-	-
Subsidiary and associated companies (a)	-	-	8,179	11,300
.	96,337	(13,285)	8,179	11,300
Dividends	41	2	41	2
Goodwill amortization
Sercomtel S.A. Telecomunicações	-	-	(1,057)	(1,057)
Sercomtel Celular S.A.	-	-	(145)	(145)
	-	-	(1,202)	(1,202)

	96,378	(13,283)	7,018	10,100

a) Equity in results of investees – Subsidiary and associated companies

	Investee			Consolidated
	net income (loss)	Holdings	Equity in results	of investees

	3.31.2004	(%)	3.31.2004	3.31.2003
Sercomtel S.A. - Telecomunicações	1,724	45.00	(1,870)	(412)
Sercomtel Celular S.A.	1,636	45.00	736	115
Dominó Holdings S.A.	23,200	15.00	3,480	4,155
Escoelectric Ltda.	(912)	40.00	(365)	70
Copel Amec S/C Ltda.	(4)	48.00	(2)	(10)
Dona Francisca Energética S.A.	1,040	23.03	-	(1,358)
Carbocampel S.A.	(7)	49.00	(4)	(14)
Braspower S/C Ltda.	(78)	49.00	-	(70)
Centrais Eólicas do Paraná Ltda.	206	30.00	62	50
Foz do Chopim Energética Ltda.	3,930	35.77	1,406	651
UEG Araucária Ltda.	(21,458)	20.00	-	5,611
Onda Provedor de Serviços S.A.	(17)	24.50	-	(93)
Companhia Paranaense de Gás - Compagas	9,285	51.00	4,736	2,605

			8,179	11,300

The Directors of the Company authorized subsidiary COPEL Participações to adopt the measures required to sell its holding in Tradener. Therefore, this investment is recorded in the long-term assets and rights for sale account (Note 12).

The Company has been recording the result of the evaluation of investments using the equity method, limited to the amount of its participation in each investment.

At December 31, 2003, the equity in results of investee Sercomtel S.A. – Telecomunicações was calculated based on a preliminary balance sheet. Consequently, the equity in results was understated by R$ 2,645, which was regularized in this quarter.

34. Financial Income (Expenses)

		Company		Consolidated

	3.31.2004	3.31.2003	3.31.2004	3.31.2003
Financial income
Income on financial investments	14	3,441	10,856	9,959
Interest and commissions	1,240	1,534	21,925	17,412
Monetary variances	-	(1)	27,549	50,089
Arrears charges on energy bills	-	-	12,132	6,828
( - ) Taxes and social contributions on financial income	(47)	(475)	(3,509)	(4,131)
Monetary restatement - CVA	-	-	3,458	4,824
Interest on taxes recoverable	-	671	130	8,157
Other financial income	-	14	4,451	433
	1,207	5,184	76,992	93,571
(-) Financial expenses
Interest on loans and financing	2,878	6,328	46,129	56,722
Monetary and exchange variances	-	-	19,290	(17,672)
Interest on own capital	-	-	-	-
Interest on tax installments	-	810	-	810
Charges on derivative transactions	-	-	8,281	-
Other financial expenses	6,504	504	29,761	7,221
	9,382	7,642	103,461	47,081

	(8,175)	(2,458)	(26,469)	46,490

35. Tariff Adjustments

a) Annual tariff adjustment

ANEEL approved, through Resolution 284 of June 23, 2003, the electric energy tariffs chargeable to the Company’s end consumers, established the annual revenue of the connection installations, fixed the annual amount of the electric energy inspection services fee, and the tariffs for use of the distribution systems.

The tariff increase applies from June 24, 2003 with an average increase of 25.27%.

As disclosed in the Relevant Event published on June 27, 2003, in order to mitigate the impacts of this increase for the Paraná consumers and to avoid a possible drop in consumption, reduce default, reward prompt payments by consumers that pay their bills on time, and attract new consumers, especially industrial, the Directors of the Company analyzed, during the 60th Extraordinary Meeting held on August 26, 2003 and the 102nd Ordinary Meeting, in December 9, 2003, the granting of a discount on energy bills in the same amount of the increase authorized by ANEEL to performing consumers, a measure also analyzed at the 159th Extraordinary General Meeting, of October 3, 2003, re-ratified by the 160th Extraordinary General Meeting, of November 13, 2003.

Starting January 2004, the Company decided to reduce the percentage of the discount offered to performing consumers. This decision resulted in an average increase of 15 percent in the total amount of energy bills.

b) Periodic tariff review

Public electric energy distribution concession contracts establish that ANEEL can periodically review regulated tariffs to increase or decrease them because of changes in the cost structure and the market of the concessionaire, the tariffs charged by similar local and foreign companies, incentives to stimulate investments, efficiency, and the type of tariffs.

ANEEL Resolution 493 of December 3, 2002, establishes the methodology and general criteria used to define the remuneration base, for the periodic review of the tariffs charged by energy distribution concessionaires.

COPEL's tariff review process is in progress since June 2003.

The schedule set by ANEEL defines that the Company must repass information on various aspects, such as the energy purchase and sale market, revenue, operating costs, among others. This information is matched monthly with the data since the contract signature date (June 1999) including projected information for the test year period (June 2004-May 2005).

In conformity with Resolution 493, COPEL contracted, through a bidding procedure, a company accredited by ANEEL to conduct an appraisal of its assets with a view to the composition of its remuneration basis.

ANEEL will schedule, at an opportune date, a public hearing to explain the assumptions adopted for the COPEL tariff recomposition.

The process will be finalized in June 2004, when ANEEL will publish in the Official Gazette the new tariffs effective for the tariff period June 2004-May 2005.

36. Wholesale Energy Market (MAE)

COPEL Distribuição electric energy sales data, considered in the MAE accounting, were not recognized by the Company as effective and definite for 2000, 2001 and first quarter 2002. This data was calculated based on criteria and amounts set forth in ANEEL Dispatch 288/2002 and ANEEL Resolution 395/2002. The Company contested the decisions at the administrative level and in court.

The Company’s claim is substantially based on the fact that the Dispatch and Resolution were applied retroactively to the date of the operations, especially as regards the partial sale of its quota of energy from Itaipú in the Southern and Southeastern submarkets to meet independent electricity supply bilateral agreements during the rationing period in 2001, when there was a significant discrepancy in spot market energy prices. At March 31, 2004, the estimated amount of the calculation differences is approximately R$ 448,000, not recognized by the Company in current payables for spot market energy.

On August 27, 2002, the Company obtained a favorable injunction issued by the 1st Federal Regional Court, intended to sustain the settlement of the amount determined by ANEEL Dispatch 288 and Resolution 395.

Management, based on the opinion of its legal advisors, considers that there are good chances of a favorable outcome for these legal proceedings.

The accumulated balances related to transactions realized by the Company are as follows:

	COPEL	COPEL		Consolidated
	Geração S.A.	Distribuição S.A.	Total	Total

		12.31.2004	12.31.2003
Current assets (Note 4)
Up to December 2003	98	-	98	25,970
From January to March 2004	-	294	294	-
	98	294	392	25,970
Current liabilities (Note 18)
Up to December 2003	-	-	-	4,772
From January to March 2004	1,235	3,944	5,179	-
	1,235	3,944	5,179	4,772

Changes in spot-market energy amounts (MAE) in first quarter 2004 are presented as follows:

				Consolidated
	Amount to be settled	Settlement	Appropriation	Amount to be settled

	12.31.2003			3.31.2004
Current assets (Note 4)
Up to December 2003	25,970	(25,872)	-	98
From January to March 2004	-	(2)	296	294
	25,970	(25,874)	296	392
Current liabilities (Note 18)
Up to December 2003	4,772	(4,772)	-	-
From January to March 2004	-	(11,464)	16,643	5,179
	4,772	(16,236)	16,643	5,179

	21,198	(9,638)	(16,347)	(4,787)

On June 24, 2003, after completion of the audit work, MAE issued a communication approving the new schedule for financial settlement of the remaining 50 percent for transactions realized from December 2000 to December 2002. Settlement was on July 3, 2003, and the previously agreed dates for the settlement of transactions realized in October, November, and December 2002 were maintained, i.e., July 7, 2003, July 10, 2003, and July 17, 2003, respectively.

The long-term energy amounts could be subject to modifications depending on the decision on the ongoing legal processes filed by some companies of the sector and the interpretation of COPEL of the current market regulations. These companies, not included in the rationing area, obtained an injunction that nullifies ANEEL Dispatch 288 of May 16, 2002, the purpose of which was to clarify to companies of the sector the treatment and the form of application of determined MAE accounting procedures included in the General Electricity Sector Agreement.

37. Financial Instruments

Management realized, based on a derivatives policy, currency hedge transactions for protection against the effects of foreign exchange differences on US dollar-denominated liabilities.

At March 31, 2004, the nominal outstanding amount of derivatives was R$ 444,383, where the Company has an asset position corresponding to exchange variances and a liability position in relation to the percentage variation of the Interbank Deposit Certificate (CDI).

The book value of these financial instruments is restated according to contractual rates. The unrealized loss on these transactions which were intended to minimize the exposure to foreign exchange differences, in the amount of R$ 42,005, is recorded in results (R$ 33,724 in 2003 and R$ 8,281 in 1st quarter 2004).

38. Related-Party Transactions

COPEL carried out a variety of transactions with unconsolidated related-parties, including the sale of electric energy. Tariffs used were approved by ANEEL and the amounts billed were not considered material for disclosure purposes. All other transactions were carried out under terms and conditions similar to market.

Related party	Nature of the transaction	Note

Sercomtel S.A. Telecomunicações	Shareholding in Onda Provedor de Serviços S.A. (COPEL PAR)	14
Dominó Holdings S.A.	Shareholding in Sanepar (COPEL PAR)	14
Escoelectric Ltda.	Services and implementation of transmission lines and
	substations contracts (COPEL DIS)	14
Copel Amec S/C Ltda.	Technical consulting services to Foz do Chopim Energética (COPEL GER)	14
	Transfer of employees (COPEL GER)	14
Dona Francisca Energética S.A.	Shares pledged as collateral for loans (COPEL PAR)	14
Carbocampel S.A.	Reactivation of Figueira power plant (COPEL GER)	14
Braspower I.Engineering S/C Ltda.	Transfer of employees (COPEL GER)	14
Centrais Eólicas do Paraná Ltda.	Power purchase agreement (COPEL DIS)	14
Foz do Chopim Energética Ltda.	Loan for construction of power plant and transmission system	13
	Participation in investment	14
UEG Araucária Ltda.	Purchase of assured energy (COPEL GER)	14
Onda Provedor de Serviços S.A.	Installment payment of billings	10
Companhia Paranaense de Gás	Loan agreement	13
	Participation in investment	14
	Gas purchase agreement (COPEL GER)	18
Governo do Estado do Paraná	Transfer of CRC (COPEL DIS)	8
Eletrobrás	Loans and financing	16
Eletrobrás (Itaipu)	Purchase of electricity for resale	18
Fundação Copel	Pension and health care plan contributions and loans	16

The balances of transactions between the Company and its wholly-owned subsidiaries are presented in Note 14.

The Company provided guarantees to its indirect associated company Dona Francisca Energética S.A., for the loans from the Interamerican Development Bank (IDB) (guaranteed by shares of the associated company held by the Company) and the National Economic and Social Development Bank (BNDES), in the amounts of US$ 47,000 and R$ 47,300, respectively.

39. Wholly-Owned Subsidiaries

The financial statements for the quarter ended March 31, 2004 of the wholly-owned subsidiaries: COPEL Geração (GER), COPEL Transmissão (TRA), COPEL Distribuição (DIS), COPEL Telecomunicações (TELECOM) and COPEL Participações (PAR) are summarized as follows:

ASSETS	GER	TRA	DIS	TELECOM	PAR

Current assets
Cash and cash equivalents	214,169	29,765	96,479	4,117	523
Consumers and resellers, net	302,338	43,041	634,274	-	-
Services provided to third parties, net	1,589	68	-	2,767	-
Dividends receivable	-	-	-	-	9,440
Services in progress	595	1,791	601	-	231
CRC passed on to Paraná State Gov.	-	-	112,353	-	-
Taxes and contributions recoverable	19,534	18,272	92,022	3,931	1,464
Inventories	3	6,771	15,245	1,848	-
Portion A offsetting account	-	-	109,408	-	-
Other receivables	7,564	4,560	21,369	790	7,517
	545,792	104,268	1,081,751	13,453	19,175
Long-term receivables
Consumers and resellers	35,754	-	35,011	-	-
CRC passed on to Paraná State Gov.	-	-	932,700	-	-
Taxes and social contributions	46,188	40,540	373,340	11,618	4,854
Judicial deposits	4,150	8,949	28,188	168	-
Associated companies, subsidiaries and parent company	263,355	54,646	-	-	42,142
Portion A offsetting account	-	-	182,347	-	-
Other receivables	4,104	5,498	60,374	-	1,694
	353,551	109,633	1,611,960	11,786	48,690
Permanent assets
Investments	6,045	2,273	413	-	442,314
Property, plant and equipment	3,061,418	958,108	1,743,380	167,819	231
( - ) Special liabilities	-	(7,140)	(676,308)	-	-
	3,067,463	953,241	1,067,485	167,819	442,545

Total assets	3,966,806	1,167,142	3,761,196	193,058	510,410

LIABILITIES AND SHAREHOLDERS' EQUITY	GER	TRA	DIS	TELECOM	PAR

Current liabilities
Loans and financing	79,879	19,235	18,100	-	-
Debentures	-	-	106,242	-	-
Suppliers	269,569	2,999	545,049	1,449	6
Taxes and social contributions	5,562	13,327	152,195	943	8
Interest on own capital	106,872	59,784	-	916	22,272
Payroll and labor provisions	12,800	11,858	44,503	3,561	866
Post-employment benefits	21,909	20,604	44,272	3,118	133
Regulatory charges	12,684	820	57,584	13	-
Consumers and other payables	740	84	29,160	27	1
	510,015	128,711	997,105	10,027	23,286
Long-term liabilities
Loans and financing	905,443	121,957	137,983	-	-
Debentures	-	-	417,956	-	-
Suppliers	889	-	263,774	-	-
Post-employment benefits	106,151	96,340	344,738	22,171	792
Derivative transactions	42,005	-	-	-	-
Taxes and social contributions	-	-	100,643	-	-
Associated companies, subsidiaries and parent company	-	-	151,390	50,305	124,532
Provisions for contingencies	25,118	20,579	130,936	410	-
Regulatory charges	1,588	-	-	-	-
	1,081,194	238,876	1,547,420	72,886	125,324
Shareholders' equity
Capital	2,338,932	751,989	1,607,168	120,650	330,718
Capital reserves	-	-	-	701	-
Revenue reserves	28,641	21,132	-	107	22,865
Retained earnings (accumulated deficit)	8,024	26,434	(390,497)	(11,313)	8,217
	2,375,597	799,555	1,216,671	110,145	361,800

Total liabilities and shareholders' equity	3,966,806	1,167,142	3,761,196	193,058	510,410

STATEMENT OF OPERATIONS	GER	TRA	DIS	TELECOM	PAR

Operating revenue
Electricity supply	9,578	-	1,093,415	-	-
Electricity sales to distributors	246,138	-	41,231	-	-
Use of transmission grid	-	86,208	11,800	-	-
Revenues from telecommunications	-	-	-	16,632	-
Other operating revenues	3,977	561	10,821	-	-
Deductions from operating revenue	(17,160)	(8,215)	(367,590)	(2,429)	-
Net operating revenue	242,533	78,554	789,677	14,203	-
Operating expenses
Personnel, pension and health care plans	20,900	18,013	84,133	5,698	818
Material and outsourced services	90,677	4,066	44,640	1,824	61
Electric energy purchased for resale	24,822	-	389,388	-	-
Charges for use of transmission system	10,601	-	99,949	-	-
Depreciation and amortization	25,277	9,122	35,266	5,931	11
Regulatory charges, exp. recov., and others	18,212	1,509	69,844	483	23
	190,489	32,710	723,220	13,936	913
Gross profit	52,044	45,844	66,457	267	(913)
Equity in results of investees	-	-	-	-	6,977
Financial income (expenses), plus exchange variances
Financial income	8,846	2,163	61,633	410	2,733
Financial expenses	(46,719)	(5,867)	(40,749)	(174)	(570)
	(37,873)	(3,704)	20,884	236	2,163
Operating profit	14,171	42,140	87,341	503	8,227
Non-operating results	189	(123)	(869)	(52)	-
Profit before taxation	14,360	42,017	86,472	451	8,227
Income tax and social contribution	(6,336)	(15,583)	(32,952)	(309)	(10)
Net income for the period	8,024	26,434	53,520	142	8,217

Comments on Quarterly Performance

Distribution

Connection of consumers: From January to March 2004, 19,726 new connections were made.

Compact networks – COPEL has been implementing compact networks in urban areas with an increased degree of tree planting near the distribution networks. This technology avoids tree cuts and pruning and improves the quality of supply because it reduces the number of disconnections. In March 2004, the total compact network installed was 1,345 km.

Market behavior – COPEL’S generation of energy from January to March 2004 was 4,702 GWh, the energy purchased from Itaipu was 1,396 GWh and from CIEN was 852 GWh, as shown in the chart below:

Direct distribution by class of consumption (GWh) – In the table below, the performance of the consumption by class of consumer from January to March 2004 is:

Class			InGWh

	3.31.2004	3.31.2003	Change
Residential	1,122	1,116	0.5%
Industrial	1,727	1,748	-1.2%
Commercial	777	740	5.0%
Rural	349	328	6.4%
Other	422	413	2.2%
Subtotal	4,397	4,345	1.2%
Free (industrial) consumers outside the State of Paraná	315	302	4.3%

	4,712	4,647	1.4%

Industrial consumption by activity (GWh) – The electric energy consumptions of the main industry activities were as follows:

Industry			In GWh

	3.31.2004	3.31.2003	Change
Food products	472	438	7.8%
Paper, cardboard and pulp	169	326	-48.2%
Wood	209	186	12.4%
Chemical	159	118	34.7%
Non-metallic minerals	108	148	-27.0%
Automotive vehicles	114	93	22.6%
Other	496	439	13.0%

	1,727	1,748	-1.2%

Number of consumers – The number of consumers billed in March 2004 was 3,115,224, which represented a growth of 2.8% as compared to the same month of the prior year.

Class			Consumers

	3.31.2004	3.31.2003	Change
Residential	2,445,571	2,381,021	2.7%
Industrial	49,355	46,491	6.2%
Commercial	258,194	252,072	2.4%
Rural	322,878	312,328	3.4%
Other	39,226	37,743	3.9%

	3,115,224	3,029,655	2.8%

Management

Personnel – There were 6,375 employees at the end of first quarter 2004, distributed among the wholly-owned subsidiaries as follows: COPEL Geração, 801; COPEL Transmissão, 796; COPEL Distribuição, 4,516; COPEL Telecomunicações, 237 and COPEL Participações, 25 employees.

Relations with the Market

In first quarter 2004, nominative common shares (ON) of COPEL were present in 100% of the São Paulo Stock Exchange (BOVESPA) trading days, class “A” nominative preferred shares (PNA) in 2%, and class “B” nominative preferred shares (PNB) in 100%.

In the New York Stock Exchange (NYSE) the PNB shares are negotiated as ADSs, which were present in 100% of the trading days of that Stock Exchange.

In LATIBEX (the Latin-American Securities Market in Euros), linked to the Madrid Stock Exchange, the PNB shares are also traded, using the XCOP code. They were present in 97% of the trading days of that Stock Exchange.

In Bovespa, the ON shares at the end of the quarter were quoted at R$ 7.23 per thousand shares, and the PNB shares, at R$ 10.77. In the NYSE, ADSs at the end of the quarter were quoted at US$ 3.85. In LATIBEX, XCOPs ended the quarter at 3.00 euros.

Share Performance		ON		PNB

	Total	Daily average	Total	Daily average
Bovespa
Trades	3,985	64	29,442	475
Number (thousand)	7,234,900	116,692	54,365,500	876,863
Volume (R$ thousand)	57,387	926	639,819	10,320
Presence	62	100	62	100%
Nyse
Trades			ND	ND
Number (thousand)			27,864,200	449,423
Volume (US$ thousand)			111,938	1,805
Presence			62	100%
Latibex
Trades			ND	ND
Number (thousand)			289,623	4,748
Volume (€ thousand)			927	15
Presence			61	97%

Finances

Tariffs – With approval of ANEEL Resolution 284, in effect as from June 24, 2003, COPEL Distribuição S.A. was authorized to adjust its supply tariffs at 25.27%, on average. This adjustment was applied to all consumers, and bills paid on due date were granted a percentage discount similar to the adjustment.

As from January 1, 2004, the discount to consumers that pay their bills on time was reduced, being passed on to tariffs an average adjustment of 15%. Consumers who delay payments keep paying their bills with the full adjustment (25.27%).

Based on COPEL’s tariff review process, ANEEL presented, on April 28, 2004, the preliminary indices of the tariff review, as follows:

- Tariff repositioning index = 8.78%

- X Factor = 1.15%

On May 20, 2004, a public hearing will take place in Curitiba to discuss these percentages.

By ANEEL Resolution 55, of March 25, 2004, the sales tariffs of COPEL to COCEL (Initial Contracts) were approved, with an increase of 13.9% on the prior tariffs. By ANEEL Resolution 011, of February 2, 2004, the sales tariffs for CFLO and CLFSC were increased by 13.4%.

The average tariff of supply of electrical energy in March 2004 reached R$169.62/MWh, an increase of 16.3% compared to the same prior year quarter.

Tariffs			R$/MWh

	3.31.2004	3.31.2003	Change
Supply	169.62	145.83	16.3
Initial contracts (*)	69.49	57.91	20.0
Itaipu (purchase) (**)	92.43	102.94	-10.2%

(*) COPEL Distribuição initial contracts with small concessionaires
(**) Includes Furnas tariff

In March 2004, the class of direct distribution with greater participation in the formation of the supply revenue was the residential (35.35%), with average tariff of R$ 242.86/MWh. The average tariff of the industrial class reached R$ 122.30/MWh, or 28.75% of the total supply revenue (without considering the free consumers outside the State of Paraná).

Tariffs			R$/MWh

	3.31.2004	3.31.2003	Change
Residential	242.86	206.26	17.7%
Industrial	122.30	105.45	16.0%
Commercial	198.73	171.95	15.6%
Rural	141.76	123.83	14.5%
Other	147.66	127.42	15.9%
Total supply	169.62	145.83	16.3%

Without ICMS
Free consumers not included

STATEMENT OF CASH FLOWS
Quarters Ended March 31, 2004 and 2003
(In thousands of reais)

		Company		Consolidated

	2004	2003	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss) for the quarter	89,711	(15,525)	89,711	(15,525)

Expenses (income) not affecting cash:
Allowance for doubtful accounts	-	-	(2,896)	4,015
Depreciation and amortization	-	-	75,606	72,734
Monetary and exchange variations on long-term items - net	(987)	(1,204)	(4,226)	(74,692)
Equity in results of investees	(96,337)	13,285	(8,178)	(11,300)
Deferred income tax and social contribution	(3,751)	(1,154)	23,050	(6,954)
Provisions in long-term liabilities:
Post-employment benefits	-	-	29,415	42,374
Labor contingencies	-	237	-	4,427
Tax contingencies	-	-	-	1,420
Disposals:
Judicial deposits and realizable items	-	-	1,527	1,776
Investments	-	-	3	229
Property, plant and equipment in use	-	-	1,689	2,273
Amortization of goodwill on investments	-	-	1,202	1,202
	(101,075)	11,164	117,192	37,504
Changes in current assets
Consumers and resellers	-	-	(61,565)	(74,058)
Outsourced services, net	-	-	26,825	3,450
Dividends receivable	-	-	510	1
Services in progress	-	-	(229)	5,985
CRC passed on to Paraná State Government	-	-	17,152	(15,696)
Taxes and social contributions recoverable	-	(239)	8,328	14,690
Inventories	-	-	3,322	4,285
Portion A offsetting account	-	-	-	53,886
Other receivables	(1,382)	1,033	46,421	3,718
	(1,382)	794	40,764	(3,739)
Changes in current liabilities
Suppliers	(137)	131	114,111	293,824
Taxes and social contributions	9,952	(1,591)	(67,755)	5,330
Payroll and labor provisions	(100)	6	1,882	1,055
Post-employment benefits	-	-	(27,255)	(42,936)
Regulatory charges	-	-	20,995	5,560
Consumers and other payables	(16)	(24)	5,583	(6,069)
	9,699	(1,478)	47,561	256,764
Applied in long-term receivables
Consumers and resellers - reclassified from current assets	-	-	(600)	-
Loan agreements	-	-	(18,142)	-
Taxes and social contributions deferred and recoverable	-	-	(879)	(200)
Judicial deposits	(5,902)	(2,714)	(10,950)	(7,032)
Portion A offsetting account	-	-	(50,444)	(15,266)
Portion A offsetting account - reclassified from current assets	-	-	-	(78,846)
Other long-term receivables	-	-	-	(4,291)
	(5,902)	(2,714)	(81,015)	(105,635)
Decrease in long-term receivables
Subsidiary and associated companies	139,975	24,074	-	-
	139,975	24,074	-	-

Total cash from operating activities	131,026	16,315	214,213	169,369

STATEMENT OF CASH FLOWS
Quarters Ended March 31, 2004 and 2003
(In thousands of reais)

		Company		Consolidated

	2004	2003	2004	2003

CASH USED IN INVESTING ACTIVITIES
Corporate interests:
UEG Araucária Ltda	-	-	-	(1,459)
Campos Novos Energia S.A.	-	-	-	(6,190)
Centrais Elétricas do Rio Jordão S.A. - Elejor	-	-	7,386	(11,007)
Other investees	-	(4)	(91)	(93)
Property, plant and equipment:
Usina de Salto Caxias	-	-	(1,382)	(794)
Other generation works	-	-	(1,279)	(553)
Transmission works	-	-	(13,142)	(13,030)
Distribution works	-	-	(31,737)	(31,683)
Telecommunications works	-	-	(7,312)	(1,679)
Consumer contributions	-	-	5,925	8,431
Donations and subsidies received	-	4	-	4
Total cash used in investing activities	-	-	(41,632)	(58,053)

CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES
Loans and financing	22,839	(31,806)	(20,014)	(33,525)
Debentures	(151,617)	(48,002)	(151,617)	(48,002)
Interest on own capital	(4,494)	(5)	(4,494)	(5)
Total cash provided by (used in) financing activities	(133,272)	(79,813)	(176,125)	(81,532)

TOTAL INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(2,246)	(63,498)	(3,544)	29,784

Opening balance	2,530	85,152	348,881	199,919
Closing balance	284	21,654	345,337	229,703
Increase (decrease) in cash and cash equivalents	(2,246)	(63,498)	(3,544)	29,784

Report of Independent Accountants
on the Limited Review

To the Management and Shareholders
Companhia Paranaense de Energia - COPEL

1 We have carried out a limited review of the Quarterly Information (ITR) of Companhia Paranaense de Energia – COPEL (parent company and consolidated) for the quarter ended March 31, 2004. This information is the responsibility of the Company’s management.

2 Our review was carried out in conformity with specific standards established by the Institute of Independent Auditors of Brazil (IBRACON), in conjunction with the Federal Accounting Council (CFC), and mainly comprised: (a) inquiries of and discussions with management responsible for the accounting, financial and operating areas of the Company with regard to the main criteria adopted for the preparation of the quarterly information and (b) a review of the significant information and of the subsequent events which have, or could have, significant effects on the Company’s financial position and operations.

3 Based on our limited review, we are not aware of any material modifications that should be made to the quarterly information referred to above in order that such information be stated in conformity with accounting practices adopted in Brazil applicable to the preparation of quarterly information, consistent with the Brazilian Securities Commission (CVM) regulations.

4 As mentioned in Note 36 to the quarterly information, the Company is contesting the calculations made by the Wholesale Energy Market (MAE), which take into consideration the decisions of the National Agency of Electric Energy (ANEEL), contained in ANEEL Dispatch 288/2002 and ANEEL Resolution 395/2002, because it understands that these regulations introduced changes in market regulations prevailing at the time when the transactions occurred. The amount involved is approximately R$ 448,000 thousand, which was not recorded by the Company because management, based on the opinion of its external and internal legal advisors, understands that the chances of a favorable outcome for the Company are probable and possible, respectively.

5 Our review was conducted with the objective of issuing a report on the Quarterly Information (ITR) referred to in the first paragraph. The consolidated statement of cash flows for the quarter ended March 31, 2004, presented with the Quarterly Information (ITR) to provide supplementary information on the Company, is not required by accounting practices adopted in Brazil. The statement of cash flows was submitted to the limited review procedures described in the second paragraph and we are not aware of any significant modification that should be made to this statement so that it be fairly presented, in all material respects, in relation to the Quarterly Information (ITR) taken as a whole.

6 The Quarterly Information (ITR) also contains accounting information for the quarter ended December 31, 2003. We audited such information at the time it was prepared, in connection with the audit of the financial statements as of and for the year then ended, on which we issued an unqualified opinion dated March 24, 2004, with an emphasis paragraph referring to the matter described in paragraph 4 above.

7 The limited review of the Quarterly Information (ITR) and of the statement of cash flows for the quarter ended March 31, 2003, presented for comparison purposes, was conducted by other independent accountants, who issued an unqualified opinion thereon dated May 15, 2003, with an emphasis paragraph referring to the matter described in paragraph 4 above.

Curitiba, May 14, 2004

PricewaterhouseCoopers	Pedro Ozires Predeus
Auditores Independentes	Contador
CRC 2SP000160/O-5 "F" PR	CRC 1SP061331/O-3 "S" PR

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 22, 2004

COMPANHIA PARANAENSE DE ENERGIA — COPEL

By:	/S/ Ronald Thadeu Ravedutti
Ronald Thadeu Ravedutti Principal Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.